Exhibit 3.4

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

OF

TALLGRASS MLP GP, LLC

The undersigned authorized person hereby adopts the following Certificate of Formation for the purposes of forming a limited liability company pursuant to the Delaware Limited Liability Company Act (6 Del. Code § 18-101 et seq.):

FIRST: The name of the limited liability company is Tallgrass MLP GP, LLC (the “Company”).

SECOND: The address of the registered office and the name and the address of the registered agent of the Company required to be maintained by § 18-104 of the Delaware Limited Liability Company Act are The Corporation Trust Company 1209 Orange Street, Wilmington, Delaware 19801, in the County of New Castle.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 6th day of February, 2013.

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
Authorized Person